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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 27 2013

Washington, DC
124

SEC FILE NUMBER

8- 530 88

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___October 1, 2012___ AND ENDING ___September 30, 2013___
                                              (MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Agency Trading Group, Inc.

OFFICIAL USE ONLY

_____

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 East Lake Street
                                    (No. and Street)

Wayzata   **MN**   **55391**
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lenzmeier
                                                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
                        (Name - *if individual, state last, first, middle name*)

222 South 9ᵗʰ Street, Suite 1000   **Minneapolis**   **MN**   **55402**
            (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number



12/5/13

OATH OR AFFIRMATION

I, Michael Lenzmeier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Agency Trading Group, Inc. as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
COO
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGENCY TRADING GROUP, INC

FINANCIAL STATEMENTS

Years Ended September 30, 2013 and 2012



Mayer Hoffman McCann P.C.

An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

AGENCY TRADING GROUP, INC.

Report on the Financial Statements

We have audited the accompanying financial statements of Agency Trading Group, Inc. which comprise the statements of financial condition as of September 30, 2013 and 2012, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agency Trading Group, Inc. as of September 30, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

Myer Hoffman McCann P.C.

Minneapolis, Minnesota
November 25, 2013

Member of Kreston International · a global network of independent accounting firms

AGENCY TRADING GROUP, INC

STATEMENTS OF FINANCIAL CONDITION

September 30, 2013 and 2012

	2013	2012
ASSETS		
Cash and cash equivalents	$ 1,102,987	$ 461,494
Accounts receivable	76,820	63,500
Commissions receivable	410,826	266,920
Due from related parties	208,553	222,797
Clearing deposit	500,000	500,000
Securities inventory	12	5,976
Other assets	55,539	47,423
Property and equipment, at cost, less accumulated depreciation	24,395	51,090
TOTAL ASSETS	$ 2,379,132	$ 1,619,200
LIABILITIES		
Accounts payable	$ 446,229	$ 301,894
Accrued commissions	120,207	61,355
Other accrued expenses	294,628	296,364
TOTAL LIABILITIES	861,064	659,613
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 100 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	1,090,999	1,090,999
TOTAL CAPITAL CONTRIBUTED	1,091,000	1,091,000
RETAINED EARNINGS	427,068	(131,413)
TOTAL STOCKHOLDER'S EQUITY	1,518,068	959,587
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,379,132	$ 1,619,200

See Notes to Financial Statements

AGENCY TRADING GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

(1)   <u>Nature of business and significant accounting policies</u>

Nature of business - Agency Trading Group, Inc. (the Company) is a wholly owned subsidiary of Agency Trading Group Holdings, Inc. (Holdings) whose sole operation consists of the operations of the Company. The Company is a FINRA (Financial Industry Regulatory Authority) member firm.

The Company is principally engaged in providing securities brokerage services to institutional investors. The Company provides trading services to approximately 50 customers throughout the United States and Canada; however its customers are primarily concentrated in the upper Midwest. The Company executes equity, fixed income and option securities transactions on U.S. and Canadian exchanges including various electronic exchanges. In addition to the trading services, the firm may sell proprietary industry and economic research services.

Customer's accounts and records are maintained by National Financial Services which provides clearing services to the Company on a fully disclosed basis.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income recognition on securities transactions - Securities transactions with customers and the related commission income and expense are recorded on a trade-date basis.

Cash and cash equivalents - The Company considers cash on demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the month end close of business. Employee receivables principally consist of non-interest bearing loans due in six months. An employee receivable is considered delinquent if not paid on its maturity date. Accounts receivable from institutional investors are due within 30 days of the month end close of business and are considered delinquent if not paid in 60 days.

(1) <u>Nature of business and significant accounting policies</u> (continued)

Receivables and credit policies (continued)

Commissions receivable on trades processed by the clearing firm are accrued on a trade date basis. The commissions receivable are paid to the Company as requested.

Payments of accounts receivable from customers are allocated to the specific invoices indentified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amounts of accounts receivable and due from related parties are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee receivable balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. There are no amounts that management considers uncollectible at September 30, 2013 and 2012.

Income taxes - The Company files a combined return with its parent company, Holdings. The stockholder's of Holdings and the Company elected to be taxed in accordance with provisions of Subchapter "S" of the Internal Revenue Code. Therefore, no provision for income taxes has been reflected in the financial statements.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions do not meet the "more likely than not" threshold a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

The Company has identified its tax status as a corporation electing to be taxed as a pass through entity as a tax position; the Company has determined that such tax position does not result in an uncertainty requiring recognition.

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for the years ended September 30, 2011 through 2013 (when filed) remain subject to examination. Tax returns for state jurisdictions for years ended September 30, 2011 through 2013 (when filed) remain subject to examination.

Property and equipment - Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the results of operations.

(1) <u>Nature of business and significant accounting policies</u> (continued)

Fair value measurement definition and hierarchy - ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

(1) <u>**Nature of business and significant accounting policies**</u> (continued)

Depreciation - Depreciation of property and equipment is computed under straight-line methods over estimated useful lives as follows:

<u>Assets</u>	<u>Useful Lives</u>
Office equipment	7 years
Office furniture and fixtures	7 years
Computer equipment	5 years

Depreciation expense was $27,360 and $43,200 for the years ended September 30, 2013 and 2012, respectively.

Impairment of tangibles and other long-lived assets - Management reviews the carrying value of intangible and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of assets to undiscounted future net cash flows expected to be generated by the assets. An impairment loss would be measured by the amount by which the carrying value of the asset group exceeds the fair value of the asset group based on discounted estimated future cash flows. Management does not believe impairment indicators are present at September 30, 2013.

Recently issued accounting pronouncements

In May, 2011, the FASB issued Accounting Standards Update ("ASU") No. 2012-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The amendments in this ASU generally represent clarification of Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This update results in common principles and requirements for measuring fair value and disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards ("IFRS"). The Company adopted ASU 2012-04 effective October 1, 2012 and this adoption did not have a material impact on the Company's financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are expected to be significant to the Company.

Subsequent events policy - Subsequent events have been evaluated through November 25, 2013 which is the date the financial statements were issued.

(2)   **Receivable from clearing organization**

The receivables from the Company's primary clearing organization consist of the following:

	2013	2012
Commissions receivable	$ 410,826	$ 266,920
Clearing deposits	500,000	500,000
Total	$ 910,826	$ 766,920

Commissions earned on transactions cleared through this firm were $5,284,343 and $4,888,500 for the years ended September 30, 2013 and 2012, respectively.

(3)   **Property and equipment**

The following is a summary of property and equipment:

	2013	2012
Office equipment	$ 100,633	$ 99,968
Office furniture and fixtures	25,468	26,286
Computer equipment	318,074	317,256
	444,175	443,510
Less accumulation depreciation	419,781	392,421
Total property and equipment	$ 24,395	$ 51,090

(4)   **Financial instruments with off-balance-sheet risk**

In the normal course of business, the Company's customer activities involve the execution, and settlement of customer securities. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counter party is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a trade-date basis. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their trade on settlement date, in which case, the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material. The Company's customer securities activities are transacted on a cash settlement basis. The Company does not normally carry securities either for inventory or investment purposes.

(4) <u>Financial instruments with off-balance-sheet risk</u> (continued)

The Company's customer securities activities are transacted on either a cash or margin basis through its clearing brokers. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, require that customers deposit additional collateral, or reduce margin positions, when necessary.

The Company may carry securities sold but not yet purchased (short sales) at market value for financial statement purposes. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may become greater than the obligation already recorded on the financial statements.

(5) <u>Exemption</u>

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

(6) <u>Operating Leases</u>

The Company's primary office facility is leased from a related party as discussed below.

(7) <u>Related party transactions</u>

The Company leases office space from its officer and stockholder of Holdings. The month-to-month office lease agreement provides for monthly base rental payments of $20,000, however, a portion of rental payments are reimbursed through shared services agreements with related companies discussed below. In addition the Company is obligated to pay a pro-rata portion of the real estate taxes. Total rent expense with this related party for the years ended September 30, 2013 and 2012 was $96,000 and $188,000, respectively.

Beginning in July 2012, the Company put in place agreements with related companies under common ownership to provide support services and office space. The support services include legal, accounting, marketing, telecommunications and managerial services. Total costs paid for on behalf of these related companies for the years ended September 30, 2013 and 2012 were $817,418 and $221,450, respectively. Accordingly, $269,938 is included in due from related parties as of September 30, 2013.

The Company has advanced funds to related companies under common control totaling approximately $793,815 in the year ended September 30, 2013. These funds were paid back in full by September 30, 2013.

(8) <u>Employee benefits</u>

The Company has a 401(k) and profit sharing plan covering substantially all of its employees. The plan provides for participating employees to make deferral contributions to the plan. The Company made no contributions for the years ended September 30, 2013 and 2012.

AGENCY TRADING GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

(9)   **Major customers**

The Company had three customers whose revenues exceeded 10% of the Company's total revenues. Their combined revenues totaled 58% of total revenue for 2013. During 2012 the Company had three customers whose revenues totaled approximately 56% of total revenues.

(10)   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At September 30, 2013, the Company's net capital of $1,152,330 was $1,052,330 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was .74 to 1.